1Q	2Q	3Q	4Q	Total FY2016
Affiliated Broker(s)	Total Commissions
% of Total Commissions

Transamerica Capital Growth (MS)
$55.01 	$-   	$-   	$-   	$55.01
BIDS 	$71,139
0.08%

Transamerica Enhanced Muni (Belle Haven)
$-   	$-   	$-   	$-   	$-
        $-

Transamerica High Yield Muni (Belle Haven)
$-   	$-   	$-   	$-   	$-
        $-


*BelleHaven charges no commissions. All trades were done on an agency basis. There is a $10 ticket charge per trade.